UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

COMSCORE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20564W105

(CUSIP Number)

Charter Communications Inc.

400 Atlantic Street

Stamford, Connecticut 06901

Telephone: 203-905-7801

Attention: Daniel J. Bollinger

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael P. Brueck

Ross M. Leff

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

March 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20564W105

1	Names of reporting persons Charter Communications, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 27,509,203 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 27,509,203 (SEE ITEMS 2 AND 5)

11	Aggregate amount beneficially owned by each reporting person 27,509,203 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 25.5% (SEE ITEMS 2 AND 5)
14	Type of reporting person (see instructions) CO

CUSIP No. 20564W105

1	Names of reporting persons CCH II, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 27,509,203 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 27,509,203 (SEE ITEMS 2 AND 5)

11	Aggregate amount beneficially owned by each reporting person 27,509,203 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 25.5% (SEE ITEMS 2 AND 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 20564W105

1	Names of reporting persons Charter Communications Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 27,509,203 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 27,509,203 (SEE ITEMS 2 AND 5)

11	Aggregate amount beneficially owned by each reporting person 27,509,203 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 25.5% (SEE ITEMS 2 AND 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 20564W105

1	Names of reporting persons Spectrum Management Holding Company, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 27,509,203 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 27,509,203 (SEE ITEMS 2 AND 5)

11	Aggregate amount beneficially owned by each reporting person 27,509,203 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 25.5% (SEE ITEMS 2 AND 5)
14	Type of reporting person (see instructions) OO

CUSIP No. 20564W105

1	Names of reporting persons Charter Communications Holding Company, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization DE

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0 (SEE ITEMS 2 AND 5)
	8	Shared voting power 27,509,203 (SEE ITEMS 2 AND 5)
	9	Sole dispositive power 0 (SEE ITEMS 2 AND 5)
	10	Shared dispositive power 27,509,203 (SEE ITEMS 2 AND 5)

11	Aggregate amount beneficially owned by each reporting person 27,509,203 (SEE ITEMS 2 AND 5)
12	Check if the aggregate amount in Row (11) excludes certain shares
13	Percent of class represented by amount in Row (11) 25.5% (SEE ITEMS 2 AND 5)
14	Type of reporting person (see instructions) OO

Item 1.	Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of comScore, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 11950 Democracy Drive, Suite 600, Reston, Virginia 20190.

Item 2.	Identity and Background.

(a)-(c)	This Schedule 13D is being filed by Charter Communications, Inc., a Delaware corporation (“Charter Parent”), CCH II, LLC, a Delaware limited liability company (“CCH II”), Charter Communications Holdings, LLC, a Delaware limited liability company (“Charter Holdings”), Spectrum Management Holding Company, a Delaware limited liability company (“Spectrum Holdings”) and Charter Communications Holding Company, LLC, a Delaware limited liability company (“Charter Holding Company”). Charter Holding Company is the record holder of the reported shares. Spectrum Holdings is the controlling parent company of Charter Holding Company. Charter Holdings is the controlling parent company of Spectrum Holdings. CCH II is the controlling parent company of Charter Holdings. Charter Parent is the controlling parent company of CCH II. Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

Charter Parent and its subsidiaries (the “Charter Group”) is a leading broadband connectivity company and cable operator serving more than 30 million customers in 41 states through its Spectrum brand. Over an advanced communications network, the company offers a full range of state-of-the-art residential and business services including Spectrum Internet®, TV, Mobile and Voice.

The address of the principal office of Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings is 400 Atlantic Street, Stamford, Connecticut 06901.

(d)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The name, citizenship, business address, principal business occupation or employment of Charter Parent are set forth on Annex A hereto.

Item 3.	Source and Amount of Funds and Other Consideration.

On March 10, 2021, pursuant to a Stock Purchase Agreement (defined below), the Company issued and sold to Charter Holding Company 27,509,203 shares of Series B Convertible Preferred Stock (“Series B Preferred Stock”) in exchange for aggregate cash consideration of $68,000,000.

Charter Holding Company used working capital to fund the purchase of the Series B Preferred Stock.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities described in Item 3 above for investment purposes and in connection with a strategic relationship being entered into between the Charter Group and the Company. Charter Holding Company entered into a Stockholders Agreement (as defined below), pursuant to which Charter Holding designated two individuals to be become members of the Board.

Consistent with the investment purposes noted above, and subject to the limitations set forth in the Stockholders Agreement, the Reporting Persons may engage in communications with, without limitation, management of the Company, one or more members of the Board, other shareholders of the Company and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Company, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Company on an ongoing basis. Depending on various factors (including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the relevant securities, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions), and subject to the limitations set forth in the Stockholders Agreement, the Reporting Persons may take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments of or related to the Company or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Company or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Charter Holding Company is deemed to beneficially own an aggregate of 27,509,203 shares of Common Stock (the “Shares”). The Shares represent approximately 25.5% of the Company’s outstanding Common Stock, based upon 107,809,772 shares of Common Stock outstanding on March 10, 2021.

(b)	Each Charter Parent, Charter Holding Company, CCH II, Charter Holdings and Spectrum Holdings may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the Shares.

(c)	See Items 3 and 6.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

On January 7, 2021, Charter Holding Company entered into a Series B Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Company, pursuant to which the Company agreed to issue and sell to Charter Holding Company 27,509,203 shares of Series B Preferred Stock in exchange for aggregate cash consideration of $68,000,000.

Stockholders Agreement

On March 10, 2021, the Company and Charter Holding Company entered into a Stockholders Agreement (the “Stockholders Agreement”) with Qurate Retail, Inc. (“Qurate”) and Pine Investor, LLC (together with Charter Holding Company and Qurate, the “Purchasers”), pursuant to which, among other things, immediately following the consummation of the Transactions (as defined in the Stock Purchase Agreement), the Company is obligated to take all necessary action to ensure that the Board consists of 10 total directors (two designees of each Purchaser, the chief executive officer of the Company and three individuals who were directors of the Company prior to the closing of the Transactions (the “Closing”)).

Under the Stockholders Agreement, the Company is obligated to take all necessary action (to the extent not prohibited by law) to cause the Board to nominate for election that number of individuals designated by a Purchaser that, if elected, would result in two designees of such Purchaser serving on the Board until the earlier of such time as such Purchaser (a) beneficially owns a number of shares of Series B Preferred Stock representing less than 50% of the number of shares of Series B Preferred Stock held by such Purchaser as of the Closing Date after giving effect to the Transactions (“Initial Preferred Stock Ownership”) as a result of such Purchaser’s Transfer (as defined in the Stockholders Agreement) of such shares to any of the other Purchasers or (b) beneficially owns Voting Stock (as defined in the Stockholders Agreement) representing less than 10% of the outstanding shares of common stock, par value $0.001, of the Company (the “Common Stock”) (on an as-converted basis), after which time such Purchaser’s designation rights will be reduced to one designee until such time as such Purchaser beneficially owns Voting Stock representing less than 5% of the outstanding shares of Common Stock (on an as-converted basis), after which time such Purchaser will no longer have any rights to designate a nominee to serve on the Board thereunder.

Pursuant to the Stockholders Agreement, if one of the Purchasers (the “Buying Stockholder”) acquires from one of the other Purchasers (the “Selling Stockholder”) a number of shares of Series B Preferred Stock equal to (a) at least 50% (but less than 100%) or (b) 100% of the Selling Stockholder’s Initial Preferred Stock Ownership in accordance with the terms of the Stockholders Agreement, the Selling Stockholder will be obligated to cause one (in the case of clause (a)) or two (in the case of clause (b)) of its designated directors to resign, and the Company will be obligated to take all necessary action (to the extent not prohibited by applicable law) to cause the Board to appoint one or two, respectively, additional person(s) designated by the Buying Stockholder to fill such vacancy or vacancies, as applicable. If a Buying Stockholder acquires a number of shares of Common Stock equal to 10% or more of the number of shares of outstanding Common Stock as of such time (determined on an as-converted basis) from a person other than another Purchaser and its Permitted Transferees (as defined in the Stockholders Agreement), the Company will be obligated to, among other things, take all necessary action (to the extent not prohibited by applicable law) to cause the Board to (x) increase the size of the Board as required to enable the Buying Stockholder to designate one additional person to the Board, and (y) appoint such additional person designated by the Buying Stockholder to fill such newly created vacancy, in each case, on the terms and subject to the conditions set forth in the Stockholders Agreement. In no event will a single Purchaser be entitled to designate a number of directors to the Board that would constitute a majority of the Board.

Subject to compliance with applicable laws, stock exchange regulations and the Settlement (as defined in the Stockholders Agreement), for so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), the Company will take all necessary action (to the extent not prohibited by applicable law) to cause the Board to appoint (i) at least one of such Purchaser’s designees to serve on the compensation committee of the Board, (ii) at least one of such Purchaser’s designees to serve on the nominating and governance committee of the Board and (iii) at least one of such Purchaser’s designees to serve on the finance committee of the Board.

For so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), such Purchaser is entitled to appoint one observer on the Board or any committee thereof.

For so long as a Purchaser beneficially owns Voting Stock representing at least 5% of the outstanding shares of Common Stock (on an as-converted basis), such Purchaser (a) covenants to the Company that it will vote, or provide a written consent or proxy with respect to, its Voting Stock in favor of each Purchaser’s director designees and (b) agrees to vote, or provide a written consent or proxy with respect to, its Voting Stock in a neutral manner in the election of any directors nominated by the Board for election that are not designees of a Purchaser.

Pursuant to the Stockholders Agreement and subject to certain exceptions, each Purchaser agrees, for one year after the Closing Date, not to Transfer (as defined in the Stockholders Agreement) or enter into a cash-settled hedge with respect to any shares of Series B Preferred Stock held by such Purchaser, including any shares of Common Stock issued or issuable upon conversion of such shares of Series B Preferred Stock. Thereafter, until the second anniversary of the Closing Date, and subject to customary exceptions, each Purchaser agrees not to Transfer or enter into a cash-settled hedge with respect to more than 50% of such Purchaser’s Initial Preferred Stock Ownership, including any shares of Common Stock issued or issuable upon conversion of such Series B Preferred Stock. Each Purchaser agrees that any permitted Transfers will not be to a competitor of the Company, an activist investor or certain other restricted persons as specified in the Stockholders Agreement.

Pursuant to the Stockholders Agreement, until such time as such Purchaser beneficially owns Voting Stock representing less than 5% of the outstanding shares of Common Stock (on an as-converted basis), each Purchaser is subject to customary standstill restrictions in accordance with which each Purchaser and its respective affiliates agree not to, among other things, and subject to the exceptions set forth in the Stockholders Agreement, (a) for a period of twelve months following the Closing Date, acquire any equity securities of the Company from any other Purchaser or any of its affiliates, (b) acquire any equity securities of the Company such that after such acquisition such Purchaser and its affiliates would beneficially own 45% or more of the outstanding shares of Common Stock (on an as-converted basis), (c) publicly seek or encourage any offer or proposal for a merger or similar transaction involving the Company, (d) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (within the meaning of Rule 14a-1 under the Exchange Act) to vote any Voting Stock of the Company or its subsidiaries, or call or seek to call a meeting of the Company’s stockholders or initiate any stockholder proposal for action by the Company’s stockholders or seek the removal of any director from the Board, or (e) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any Voting Stock of the Company or its subsidiaries, including with any other Purchaser or its affiliates.

Pursuant to the Stockholders Agreement, in the event a Purchaser contemplates Transferring any shares of Series B Preferred Stock or Common Stock to another person, the other Purchasers will each have a right of first refusal to purchase any or all of their respective pro rata portions of such shares of Series B Preferred Stock or Common Stock, subject to exceptions set forth in the Stockholders Agreement. Additionally, in the event the Company contemplates the sale or other disposition of any patents, Charter will have a right of first offer and a right of first refusal to acquire such patents, on the terms and subject to exceptions as more particularly set forth in the Stockholders Agreement.

Pursuant to the Stockholders Agreement, on a single occasion after January 1, 2022, upon any Purchaser’s request, subject to the conditions set forth in the Stockholders Agreement, the Company will (a) take all actions reasonably necessary to pay a one-time dividend on the Series B Preferred Stock (the “Special Dividend”) equal to the highest dividend that the Board determines can be paid at that time (or a lesser amount as may be unanimously agreed upon by the Purchasers), subject to the additional conditions and limitations as more particularly set forth in the Stockholders Agreement, (b) to the extent required based on the Company’s financial condition, reasonably promptly seek and obtain debt financing to effectuate such Special Dividend, and (c) declare and pay such Special Dividend, which, if debt financing is required, will be paid substantially contemporaneous with, or reasonably promptly after, the consummation of such debt financing.

Registration Rights Agreement

On March 10, 2021, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Purchasers (together with any other party that may become a party to the Registration Rights Agreement, “Holders”), pursuant to which, among other things, and on the terms and subject to certain limitations set forth therein, the Company is obligated to use its reasonable best efforts to prepare and file within 120 days after the Closing Date a registration statement registering the sale or distribution of shares of Series B Preferred Stock or Common Stock held by any Holder, including any shares of Common Stock acquired by any Holder pursuant to the conversion of the Series B Preferred Stock in accordance with the Certificate of Designations (as defined below), and any other securities issued or issuable with respect to any such shares of Common Stock or Series B Preferred Stock by way of share split, share dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise (the “Registrable Securities”).

In addition, pursuant to the Registration Rights Agreement, Holders have the right to require the Company, subject to certain limitations set forth therein, to effect a sale of any or all of their Registrable Securities by means of an underwritten offering or an underwritten block trade or bought deal. The Company is not obligated to effect any underwritten offering or underwritten block trade or bought deal (a) subject to certain exceptions, unless the dollar amount of the Registrable Securities of Holder(s) demanding such underwritten offering or underwritten block trade or bought deal to be included therein is anticipated to result in gross sale proceeds of at least $25 million, (b) if three underwritten offerings or underwritten block trades or bought deals have already been launched at the request of Holder(s) within a 365-day period or (c) during the Quarterly Blackout Period (as defined in the Registration Rights Agreement).

The Registration Rights Agreement also provides Holders with certain customary piggyback registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration or offering and the Company’s right to delay or withdraw a registration statement under certain circumstances.

Certificate of Designations of Series B Preferred Stock

On March 10, 2021, in connection with the consummation of the Transactions, the Company also filed a Certificate of Designations of Series B Convertible Preferred Stock (the “Certificate of Designations”) with the Secretary of State of the State of Delaware, designating the Series B Preferred Stock and establishing the powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions of the shares of Series B Preferred Stock included in such series. The Certificate of Designations became effective upon filing.

The Series B Preferred Stock ranks senior to the Common Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company and ranks junior to all secured and unsecured indebtedness. The Series B Preferred Stock has a liquidation preference equal to the higher of (i) the initial purchase price, increased by accrued dividends per share, and (ii) the amount per share of Series B Preferred Stock that a holder would have received if such holder, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, converted such share into Common Stock. The holders of Series B Preferred Stock are entitled to participate in all dividends declared on the Common Stock on an as-converted basis and are also entitled to a cumulative dividend at the rate of 7.5% per annum, payable annually in arrears and subject to increase under certain specified circumstances (“Annual Dividends”), in each case, on the terms and subject to the conditions set forth in the Certificate of Designations. In addition, such holders are entitled to Special Dividends, on the terms and subject to the conditions more particularly set forth in the Stockholder’s Agreement.

Subject to certain anti-dilution adjustments and customary provisions related to partial dividend periods, the Series B Preferred Stock is convertible at the option of the holders at any time into a number of shares of Common Stock equal to the Conversion Rate (as defined in the Certificate of Designations), which will initially be 1:1; provided that each holder will receive cash in lieu of fractional shares (if any). At any time after the fifth anniversary of the Closing, the Company may elect to convert all of the outstanding shares of Series B Preferred Stock into shares of Common Stock if (a) the closing sale price of the Common Stock was greater than 140% of the conversion price as of such time, as may be adjusted pursuant to the Certificate of Designations, (i) for at least 20 trading days in any period of 30 consecutive trading days immediately prior to the date of notice of mandatory conversion and (ii) on the last trading day of such 30-day period and (b) the pro rata share of an aggregate of $100,000,000 in Annual Dividends and/or Special Dividends has been paid with respect to each share of Series B Preferred Stock that was outstanding as of the Closing Date and remains outstanding.

If the Company undergoes certain change of control transactions, (a) each holder of outstanding shares of Series B Preferred Stock will have the option to require the Company to purchase any or all of its shares of Series B Preferred Stock at a purchase price per share of Series B Preferred Stock equal to the Liquidation Preference (as defined in the Certificate of Designations) of such share of Series B Preferred Stock as of the applicable date (“Change of Control Put”) and (b) to the extent the holder has not exercised the Change of Control Put, the Company will have the right to redeem, subject to the holder’s right to convert prior to such redemption, all of such holder’s shares of Series B Preferred Stock, or if a holder exercises the Change of Control Put in part, the remainder of such holder’s shares of Series B Preferred Stock, at a redemption price per share equal to the Liquidation Preference as of the date of redemption.

The holders of shares of Series B Preferred Stock are entitled to vote as a single class with the holders of the Common Stock and the holders of any other class or series of equity interest of the Company then entitled to vote with the Common Stock on all matters submitted to a vote of the holders of Common Stock. Each holder is entitled to the number of votes equal to the product of (i) the largest number of whole shares of Common Stock into which all shares of Series B Preferred Stock could be converted pursuant to the Certificate of Designations (but for the purposes of this clause (i), Conversion Rate (as defined in the Certificate of Designations) shall mean an amount equal to the product of (x) the Conversion Factor (as defined in the Certificate of Designations) and (y) 0.98091271) multiplied by (ii) a fraction, the numerator of which is the number of shares of Series B Preferred Stock held by such holder and the denominator of which is the aggregate number of issued and outstanding shares of Series B Preferred Stock, in each case at and calculated as of the record date for the determination of stockholders entitled to vote or consent on such matters or, if no such record date is established, at and as of the date such vote or consent is taken or any written consent of stockholders is first executed; provided, among other things, that to the extent the Series B Preferred Stock held by any Purchaser and certain transferees would, in the aggregate, represent voting rights with respect to more than 16.66% of the Common Stock (including the Series B Preferred Stock on an as-converted basis) (the “Voting Threshold”), such Purchaser and transferees and affiliates will not be permitted to exercise the voting rights with respect to any shares of Series B Preferred Stock held by them in excess of the Voting Threshold and the Company will exercise the voting rights with respect to such shares of Series B Preferred Stock in excess of the Voting Threshold in a neutral manner.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1.	Series B Convertible Preferred Stock Purchase Agreement, dated as of January 7, 2021, by and between comScore, Inc. and Charter Communications Holding Company, LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed on January 8, 2021) (File No. 001-33520)

2.	Stockholders Agreement, dated as of March 10, 2021, by and among comScore, Inc., Charter Communications Holding Company, LLC, Qurate Retail, Inc. and Pine Investor, LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K, filed on January 8, 2021) (File No. 001-33520)

3.	Registration Rights Agreement, dated as of March 10, 2021, by and among comScore, Inc., Charter Communications Holding Company, LLC, Qurate Retail, Inc. and Pine Investor, LLC (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K, filed on January 8, 2021) (File No. 001-33520)

4.	Certificate of Designations of Series B Convertible Preferred Stock, par value $0.001, of comScore, Inc., dated March 10, 2021(incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K, filed on March 15, 2021) (File No. 001-33520).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2021

CHARTER COMMUNICATIONS, INC.

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

CCH II, LLC

/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

CHARTER COMMUNICATIONS HOLDINGS, LLC

/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

SPECTRUM MANAGEMENT HOLDING COMPANY, LLC

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

Exhibit 1

Joint Filing Agreement

AGREEMENT dated as of March 19, 2021, by and among Charter Communications, Inc., CCH II, LLC, Charter Communications Holdings, LC, Spectrum Management Company Holding Company, LLC and Charter Communications Holding Company, LLC (collectively, the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the common stock of the Company, Inc. (“Schedule 13D”) and it will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

CHARTER COMMUNICATIONS, INC.

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

CCH II, LLC

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

CHARTER COMMUNICATIONS HOLDINGS, LLC

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

SPECTRUM MANAGEMENT HOLDING COMPANY, LLC

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

By:	/s/ Daniel J. Bollinger
Name: Daniel J. Bollinger
Title: Vice President

Annex A

Directors and Executive Officers of the Reporting Persons

The name and present principal occupation of each director and executive officer of Charter Parent is set forth below. Unless otherwise noted, the business address for each person listed below is c/o Charter Communications, Inc., 400 Atlantic Street, Stamford, Connecticut 06901. All executive officers and directors listed are United States citizens.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
Charter Communications, Inc.
Thomas M. Rutledge	Chairman and Chief Executive Officer
John Bickham	President and Chief Operating Officer
W. Lance Conn	Director
Kim C. Goodman	Director
Craig A. Jacobson	Director
Gregory B. Maffei	Director
John D. Markley, Jr.	Director
David C. Merritt	Director
James E. Meyer	Director
Steve A. Miron	Director
Balan Nair	Director
Michael A. Newhouse	Director
Mauricio Ramos	Director
Eric L. Zinterhofer	Director